Exhibit 99.1

Date and Time: September 30, 2009 09:52 AM Pacific Time

Ministry of Finance BC Registry Services	Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	September 30, 2009 09:52 AM Pacific Time

Alteration Date and Time:	Notice of Articles Altered on September 30, 2009 09:52 AM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:	Name of Company:

BC0795725	ROGERS COMMUNICATIONS INC.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:

September 29, 2009

AUTHORIZED SHARE STRUCTURE
1.	112,474,388		Class A Voting Shares	Without Par Value

				With Special Rights or
				Restrictions attached

2.	1,400,000,000		Class B Non-Voting Shares	Without Par Value

				With Special Rights or
				Restrictions attached

3.	400,000,000		Preferred Shares	Without Par Value

				With Special Rights or
				Restrictions attached

	1.	150,000	Series XXVII Preferred Shares	Special Rights or
				Restrictions are attached

	2.	1,000,000	Series XXX Preferred Shares	Special Rights or
				Restrictions are attached

	3.	300,000	Series XXXI Preferred Shares	Special Rights or
				Restrictions are attached

	4.	1,000,000	Series XXXIV Preferred	Special Rights or
				Restrictions are attached

	5.	10,000,000	Series XXXV Preferred Shares	Special Rights or
				Restrictions are attached